# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UMH Properties, Inc., CIK 0000752642
CUSIP: 903002103
Title of class of securities: Common Stock, $0.10 par value per share
Address of issuer's principal executive offices: 3499 Route 9 N, Suite 3-C, Juniper Business Plaza, Freehold, New Jersey (NJ), 07728
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0002014584
Persons authorized to receive notices and communications: Erez Asset Management LLC, 270 North Avenue, Suite 404, New Rochelle, New York (NY), 10804, (917) 455-9764

## Reporting persons
- Erez REIT Opportunities LP (CIK 0002014584): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,451,421; sole dispositive power 0; shared dispositive power 3,451,421; aggregate amount beneficially owned 3,451,421 (4% of the class)
- Erez Asset Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,270,000; sole dispositive power 0; shared dispositive power 4,270,000; aggregate amount beneficially owned 4,270,000 (5% of the class)
- Bruce Schanzer (CIK 0001522587): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,270,000; sole dispositive power 0; shared dispositive power 4,270,000; aggregate amount beneficially owned 4,270,000 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value per share
Name of issuer: UMH Properties, Inc.
Address of issuer's principal executive offices: 3499 Route 9 N, Suite 3-C, Juniper Business Plaza, Freehold, New Jersey (NJ), 07728
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of UMH Properties, Inc., a Maryland corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) Erez REIT Opportunities LP, a Delaware limited partnership ("Erez Opportunities"), with respect to the shares of Common Stock directly held by it, (ii) Erez Asset Management LLC, a Delaware limited liability company ("Erez Asset Management"), with respect to the shares of Common Stock held by certain funds and accounts managed by Erez Asset Management (collectively, the "Erez Funds"), including Erez Opportunities, and (iii) Bruce Schanzer ("Mr. Schanzer," and, together with Erez Opportunities and Erez Asset Management, the "Reporting Persons"), a citizen of the United States who serves as Chairman, Chief Investment Officer and sole member of Erez Asset Management, with respect to the shares of Common Stock held by the Erez Funds. EROF GP LLC, a Delaware limited liability company, serves as the general partner of Erez Opportunities ("EROF GP").
Residence or business address: The business address of each of the Reporting Persons and EROF GP is 270 North Avenue, Suite 404, New Rochelle, NY 10804.
Present principal occupation or employment: The principal business of Erez Opportunities is as a private fund engaged in investment in securities for its own account. The principal business of Erez Asset Management is to serve as an investment manager. The principal business of EROF GP is to serve as the general partner of Erez Opportunities. The principal business of Mr. Schanzer is to serve as the Chairman and Chief Investment Officer of Erez Asset Management.
Criminal convictions in the last five years: Neither any of the Reporting Persons nor EROF GP, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither any of the Reporting Persons nor EROF GP, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Erez Opportunities is a Delaware limited partnership. Erez Asset Management is a Delaware limited liability company. EROF GP is a Delaware limited liability company. Mr. Schanzer is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $64.2 million (including commissions) of the working capital of the Erez Funds to purchase the shares of Common Stock reported in this Schedule 13D.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

The Reporting Persons have had, and intend to continue to have, discussions with the Board of Directors of the Issuer (the "Board") and management regarding corporate governance, including the composition of the Board, operations, capital allocation, the strategy and plans of the Issuer, including a potential strategic review or sale process involving the Issuer.

On July 13, 2026, Erez Asset Management sent a letter (the "July 13 Letter") to the Board highlighting the Issuer's persistent trading at a discount to its net asset value and calling for the Board to undertake a comprehensive review of strategic alternatives, including a potential sale of the Issuer. The July 13 Letter further stated that Erez Asset Management has become aware of serious interest in the Issuer from both strategic and financial buyers.

The foregoing description of the July 13 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the July 13 Letter, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons intend to have additional discussions with certain members of the Board and the Issuer's management about the foregoing matters, and may discuss other matters including, without limitation, the Issuer's management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may communicate with other stockholders and/or third parties regarding the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 85,385,600 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Annex A attached hereto and incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons and the Erez Funds, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Erez Asset Management has a consulting arrangement with Sophis Investments, LLC ("Sophis"), pursuant to which Sophis advises Erez Asset Management on certain investments, including that of the Issuer. Erez Asset Management intends to share a portion of the profits realized by EROF GP from the Erez Funds' investment in the Issuer with Sophis. Sophis has indicated that it beneficially owns 71,958 shares of Common Stock. The Reporting Persons have no agreement with Sophis regarding acquiring, holding, voting or disposing of any securities of the Issuer and expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Sophis.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 July 13 Letter
Exhibit 99.2 Joint Filing Agreement, dated August 11, 2026

## Signatures
- Erez REIT Opportunities LP: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (08/11/2026)
- Erez Asset Management LLC: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (08/11/2026)
- Bruce Schanzer: /s/ Bruce Schanzer, Bruce Schanzer (08/11/2026)